UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 333-262334

ZKGC New Energy Limited

(Translation of registrant’s name into English)

12 Xinjiandi Jiari, Laocheng Town, Chengmai County, Hainan Province 571924, P.R. China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On March 8, 2023, Liao Jinqi resigned from his positions as Chief Executive Officer and Chief Financial Officer of the Company. As the sole member of the Board of Directors, he then voted to increase the size of the Board of Directors to four members. To fill the resulting vacancies on the Board of Directors and to serve as officers of the Company, Mr. Liao then appointed the following individuals:

Zhuowen Chen	-	Director, Chief Executive Officer

Zhifei Huang	-	Director, Chief Financial Officer

Zonghan Wu	-	Director, Secretary

Information regarding the new Directors and Officers follows:

Zhuowen Chen. Mr. Chen has been appointed to the Board and to the position of Chief Executive Officer to bring his experience in financial management. Mr. Chen has been employed since 1998 in positions with responsibility for financial accounting. Mr. Chen currently serves as Chief Financial Officer of JRSIS Health Care Corporation (OTC Pink: JRSS). Previously, from 2017 through 2021, Mr. Chen was employed as Chief Financial Officer of Zhongshan Yuandian Industrial Development Co., Ltd. From 2006 to 2016 Mr. Chen was employed as Chief Financial Officer of Shanghai FuDi Company. Mr. Chen was awarded a Master’s Degree in Business Administration. He is 59 years old.

Zhifei Huang. Mr. Huang has been appointed to the Board and the position of Chief Financial Officer to bring his experience in corporate management and project design. Mr. Huang currently serves as Chief Executive Officer of JRSIS Health Care Corporation (OTC Pink: JRSS). From 2017 through 2021 Mr. Huang was employed as Chief Executive Officer of Zhongshan Yuandian Industrial Development Co., Ltd. Mr. Huang holds a Master’s Degree in Business Administration awarded by Sun Yat-Sen University. He is 46 years old.

Zonghan Wu. Mr. Wu worked for Opus International Consultants as a Business Analyst in New Zealand from 2004 to 2007. He worked for Nestle as a Commercial Analyst from 2008 to 2011. Currently he is Managing Director of Shanghai JAZ Management Consulting Co. Ltd in Shanghai. Mr. Wu is currently Chairman and Company Secretary for the following public companies listed in the U.S.: SSHT S&T Group Ltd. (OTC Pink: SSHT) and Alpine Auto Brokers Inc. (OTC Pink: ALTB). Mr. Wu is also a Director and Company Secretary for the following public companies listed in the U.S.: Alliance Recovery Corp. (OTC Pink: ARVY), ACC Aviation Holdings Ltd. OTC Pink: CAVG), Interact Holdings Group, Inc. (OTC Pink: IHGP), Linike Medical Group Ltd. (OTC Pink: LNMG), Providence Resources, Inc. (OTC Pink: PVRS), SIPP international Industries, Inc. (OTC Pink: SIPN) and Victor Mining Industry Group, Inc. (OTC Pink: VMTG). Mr. Wu was awarded a Bachelor of Commerce degree from the University of Auckland in New Zealand in 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZKGC NEW ENERGY LIMITED

Date: March 10, 2023	By	/s/ Zhuowen Chen
	Name:	Zhuowen Chen
	Title:	Chief Executive Officer

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